ARYSTA LIFESCIENCE LIMITED
5 George’s Dock
International Financial Services Centre
Dublin 1, Ireland

February 18, 2015

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Arysta LifeScience Limited
Registration Statement on Form F-1, filed September 9, 2014

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Arysta LifeScience Limited1 (the “Registrant”) to withdraw the subject Registration Statement on Form F-1 filed by the Registrant on September 9, 2014 (the “Registration Statement”). The Registrant is requesting withdrawal because all of the outstanding equity of the Registrant was recently indirectly acquired by Platform Specialty Products Corporation, a Delaware corporation (Commission CIK No. 0001590714) (“PSPC”), and as such, the Registration Statement should not be made effective at this time.

The Registration Statement covered the proposed initial public offering of the Registrant’s ordinary shares. The Registration Statement has not been declared effective and no ordinary shares of the Registrant have been or will be sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited to PSPC for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Donn A. Beloff, Esq., legal counsel to PSPC, at (954) 768-8283.  Please provide a copy of the order consenting to this withdrawal to Mr. Beloff by facsimile transmission at (954) 759-5583.

Sincerely,

             /s/ John L. Cordani
John L. Cordani, Secretary

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1 The name of the Registrant on the cover of the Registration Statement was Arysta LifeScience plc because at the time of the filing of the Registration Statement, it was intended that the Registrant be converted into an Irish public limited company, or plc, prior to the completion of the offering.